UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 7, 2010

Commission File Number: 001-33916

ASIA SPECIAL SITUATION ACQUISITION CORP.

c/o M&C Corporate Services Limited
P.O. Box 309 GT, Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

IMPORTANT NOTICES

Asia Special Situation Acquisition Corp. (“ASSAC”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of ASSAC’s shareholders to be held to approve the proposed acquisitions discussed in the section titled “Entry Into a Material Definitive Agreement” in the Form 6-K filed by ASSAC with the Securities and Exchange Commission on January 7, 2010.

ASSAC’s officers and directors have no rights to any liquidation distribution ASSAC makes with respect to the units, ordinary shares and warrants sold in its initial public offering (“IPO”). Therefore, their equity holdings will have no value if ASSAC does not acquire a target business within twenty four months of the IPO as required by ASSAC’s Amended and Restated Memorandum and Articles of Association, unless an extension of such time is approved by its shareholders. Shareholders of ASSAC and other interested persons are advised to read ASSAC’s proxy statement in connection with ASSAC’s solicitation of proxies for the special meeting because this proxy statement will contain important information.

The proxy statement will be mailed to shareholders as of the January 4, 2010 record date for voting on the proposed acquisitions. Shareholders will also be able to obtain a copy of the proxy statement without charge from ASSAC. The proxy statement may also be obtained without charge at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding strategy, future operations, future financial position, prospects, and plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. ASSAC or the other acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by ASSAC or the other acquisition parties. Neither ASSAC nor the other acquisition parties assumes any obligation to update any forward-looking statements.

Explanatory Note

ASSAC is filing this Report of Foreign Private Issuer on Form 6-K to include as an exhibit the final proxy statement relating to the extraordinary general meeting of the shareholders of ASSAC.  At that meeting, ASSAC’s shareholders will be asked to, among other things, vote on the proposed transactions discussed in the section titled “Entry Into a Material Definitive Agreement” in the Form 6-K filed by ASSAC with the Securities and Exchange Commission on January 7, 2010.

Where to Find Additional Information

ASSAC is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). It is, however, the intent of ASSAC to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of Schedule 14A of the Securities Exchange Act of 1934, as amended.

Shareholders are urged to carefully read the final proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about ASSAC and the proposed acquisition. Copies of the final proxy statement and other documents filed by ASSAC will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Asia Special Situation Acquisition Corp., c/o Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, telephone number: 800-662-5200.

Exhibits

Exhibit Number	Description
99.1	Proxy Statement of Asia Special Situation Acquisition Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

ASIA SPECIAL SITUATION ACQUISITION CORP.

January 7, 2010	By:
/s/ Gary T. Hirst
Dr. Gary T. Hirst
President